Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400 Fax: 949/673-4525

March 27, 2012

Securities and Exchange Commission

Division of Corporation Finance

Attn: John Reynolds, Assistant Director

Washington, D.C. 20549

RE:	Powerdyne International, Inc. Amendment No. 6 to Registration Statement on Form S-1 File No. 333-172509

Dear Mr. Reynolds:

Attached for filing with the Securities and Exchange Commission (the “Commission”) is Amendment No. 6 to the Powerdyne International, Inc. (the “Company”) registration statement on Form S-1. The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated March 2, 2012 (the “Comment Letter”). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response (if applicable) thereto in the Registration Statement. For your convenience and ease of reading, in our responses below we have set forth the text of the actual comment made by the Commission immediately above each response that we are providing in reply thereof.

Per my discussion with Mr. Jay Williamson regarding this Form S-1, once these few comment responses and the amended Form S-1 filed herewith are approved, the Company intends to duly request acceleration of the effective date of the registration statement. Accordingly, your prompt review and comments (if any) of the document and these responses is greatly appreciated.

Form S-1

1. Please refer to prior comment one from our letter dated December 22, 2011. Your cover page continues to refer to “the offering of shares by the Company.” Please revise or advise.

Response: We have revised the cover page to provide additional disclosure with respect to the offering. The reference to “offering of shares by the Company” has also been removed in other applicable portions of the Form S-1.

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2. Your cover page suggests that selling shareholders will be able to sell at market prices if your shares are quoted on the OTCBB “or a national quotation platform.” Please remove the reference to a national quotation platform or explain to us why such reference is appropriate. Please ensure that appropriate revisions are made throughout.

Response: We have revised the cover page to remove the reference to the national quotation platform. Such reference has also been revised (where applicable) in other portions of the Form S-1.

Executive Compensation, page 29

3. We note the revised text added in response to prior comment six from our letter dated December 22, 2011 under Employment Agreements. Your discussion indicates that Messrs. Euga and Caromile, and Ms. Madison, received equity compensation as part of their employment. However, the Summary Compensation Table for Mr. Euga does not reflect any equity-based compensation, please advise.

Response: The Company believes the shares issued to Mr. Euga are essentially similar to shares issued as founder’s or initial promotional shares (even though such shares are referenced in Mr. Euga’s employment agreement), and accordingly, do not reflect traditional stock-based or other forms of executive compensation. As such, the Summary Compensation Table for Mr. Euga does not reflect any equity-based compensation to date.

Financial Statements

4. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: We have included updated financial statements in the Form S-1 and also made corresponding edits in the Form S-1.

Item 17

5. We note your response to prior comment nine from our letter dated December 22, 2011. Please provide the undertaking requested by Item 512(h) of Regulation S-K as your filing cannot go effective unless you request acceleration.

Response: We have included the undertaking requested by Item 512(h) of Regulation S-K.

We trust that the responses above and revised Form S-1 filed herewith together address the recent comments from the Commission issued to the Company. In addition, please note that, as previously discussed in our earlier comment response letter, following the effectiveness of the registration statement, the Company anticipates potentially completing a primary public offering of securities in order to raise capital (i.e a subsequent registration statement will be filed at such time). Finally, we have revised the Form S-1 to reflect a recent private sale of common stock by the Company as well as other updates and revisions to finalize the Form S-1 for effectiveness.

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We look forward to receiving any additional comments following your review and evaluation of the registration statement. If there are no additional comments, please let us know at your earliest opportunity, as we intend to promptly submit a request for acceleration. If you have any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters (if any) or other correspondence from the Commission on behalf of the Company to be copied to lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates

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